Exhibit 11

W.W. Grainger, Inc. and Subsidiaries

COMPUTATIONS OF EARNINGS PER SHARE

	Three Months Ended March 31,
BASIC:	2007	2006

Weighted average number of shares outstanding	83,979,114	89,637,735

Net earnings	$ 101,787,000	$ 86,233,000

Earnings per share	$ 1.21	$ 0.96

DILUTED:

Weighted average number of shares outstanding	83,979,114	89,637,735

Potential Shares:

Shares issuable under outstanding common stock equivalents	8,508,610	9,271,853

Shares which could have been purchased using
the anticipated proceeds from common stock equivalents, based on the average market value for the period	(5,860,223)	(6,491,916)

	2,648,387	2,779,937

Dilutive effect of common stock equivalents prior to being settled	131,448	67,029

	2,779,835	2,846,966

Adjusted weighted average number of shares
outstanding	86,758,949	92,484,701

Net earnings	$ 101,787,000	$ 86,233,000

Earnings per share	$ 1.17	$ 0.93